Mail Stop 4561
      August 7, 2006

Kimberly S. Patmore
Executive Vice President and Chief Financial Officer
First Data Corporation
6200 South Quebec Street
Greenwood Village, CO 30308

      Re:	First Data Corporation
Form 10-K for Fiscal Year Ended December 31, 2005
Form 10-K for Fiscal Year Ended December 31, 2004
File No.  001-11073


Dear Ms. Patmore:

   We have reviewed your Form 10-K for the fiscal year ended
December
31, 2005 and your response letters dated February 13, 2006, March
7,
2006, April 20, 2006, June 1, 2006 and June 16, 2006 and have the following comments. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Years Ended December 31, 2005

Consolidated Financial Statements

Note 8 - Nonderivative and Derivative Financial Instruments, page
112

1. We note your response to comment 1 of our letter dated April 3, 2006 and the sample hedge documentation you provided in your letter dated June 1, 2006. We continue to believe that DIG Issue G7 does not allow a company following method 1 of Issue G7 to measure ineffectiveness to match the index, reset dates, determine that counterparty default is not probable, and then assume there is no ineffectiveness, when there are other known sources of ineffectiveness. Paragraph 3 of Issue G7 specifically indicates in the discussion of the conditions that would have to be met that the hedging relationship does not contain any other basis differences. We believe that payment timing differences between the hedged item and hedging instrument create basis differences, even when the indexes and reset dates are the same. It appears you believe that while in theory payment differences could lead to small amounts of ineffectiveness, you could intuitively determine that the amount of ineffectiveness created by payment timing differences would be immaterial to the financial statements. However, outside the shortcut method and the very limited situation of the commodity forward described in paragraph 65, we do not believe SFAS 133 permits a company to rely on matching what it believes are the most critical terms and intuition for measuring ineffectiveness, when there are known sources of ineffectiveness. We note it appears you are relying on a G7-type methodology as part of your prospective considerations and retrospective evaluations of effectiveness. Please tell us why you believe you qualified for hedge accounting during the period when your methodologies for both measuring and assessing effectiveness did not consider known sources of ineffectiveness.

2. We note that you have provided certain information regarding your contemporaneous testing of effectiveness, including your assessments that there had been no changes in counterparty creditworthiness or changes in terms of the instruments. In our teleconference on July
28, 2006 you indicated that you have additional information that explains your procedures with respect to the periodic assessments. Please provide such information to assist us in our review of the documentation already provided.

3. We note your response to comment 2 of our letter dated June 7, 2006 where you state that you believe that SFAS 133`s de-designation and re-designation guidance does not apply to situations where a hedger is simply layering on additional notional amounts of derivatives due to a decision to hedge a new layer of variable cash flows. We believe paragraphs 28(a) and 459-462 in SFAS 133 are clear that when designating groups of items in a cash flow hedge, the hedged item must be documented with sufficient specificity so that when the transaction occurs it is clear whether that transaction is the hedged item. We believe that your approach for documenting the designation of the hedged item in hedging groups of commission payments does not sufficiently identify which of the hedged payments or groups of hedged payments are the hedged items associated with each swap. Therefore, as we have previously commented, we believe that if you were in an over hedged position you would be unable to determine which hedged transactions associated with which swaps did not occur.

You have previously responded that if you were in an over hedged position; you believe SFAS 133 would require you to dedesignate all the swaps. This response appears to indicate one of two things:
(a) that you believe the hedged item is a group of cash flows (commission payments) with a notional matching the aggregate notional on the swaps and the hedging instrument is the group of swaps, or
(b) that you believe you are using the group of existing swaps to hedge a total specific amount of future commission payments.

If (a) is true, we believe you must dedesignate and redesignate the hedging relationship when new swaps are layered on since the hedging instrument (the group of swaps) has changed or when those estimated total commission cash flows (the hedged item) have changed. If
(b)
is true, we believe you must dedesignate and redesignate when a new swap is added since the total designated item (total commission payments) has changed as well as the hedging instrument has changed.
In this situation, you have not identified which of the total population of potential cash flows are the hedged cash flows.

You have also discussed the view that with each swap you are hedging a proportion of the future commission payments and that each swap that is added simply adds proportionately to the hedged transaction.
If this is your hedging strategy, it still remains unclear what the total hedged item is that you are proportionately hedging and what aspects of your documentation support this proportionate hedge view, since none of the documentation identifies the total amount of which the specific swap is a proportionate hedge or identifies what proportion is being hedged.

	DIG Issues G13, Question 1 and G25 permit documenting a hedging strategy that relies on a first cash payments approach as to sufficiently specify the hedged item. Under that approach a layering on or the removal of a swap would not have changed the hedging instrument or the hedged item and dedesignation and redesignation would have not have been required. However, your documentation did not specify the hedged transactions in such a manner. As a result, we believe that you failed to properly identify the hedged transactions with sufficient specificity to satisfy the requirements of paragraph
28 of SFAS 133. Accordingly, we do not believe you qualify for hedge accounting for these hedges. Please restate your financial statements to remove the effects of hedge accounting for your hedges of commission payments or advise.


* * *

   Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR. Please understand that we may have additional comments after reviewing your response to our comments.

     Please contact Nancy Maloney, Staff Accountant, at (202) 551-3427 or me at (202) 551-3449 if you have questions.

   								Sincerely,



      Joyce A. Sweeney
      Accounting Branch Chief

Kimberly S. Patmore
First Data Corporation
August 7, 2006
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